SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Announcement | Lisbon | 27 March 2014

Oi discloses the 2014 fourth quarter results

PT SGPS, S.A. hereby informs on the material fact disclosed by Oi, S.A. on the 2014 fourth quarter results, as detailed in the company’s document attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Luis Sousa de Macedo Investor Relations Director pt-ir@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

QUARTERLY REPORT

Consolidated Information and Earnings Release (Unaudited)

This report contains the operating and
financial performance of Oi S.A. and its
direct and indirect subsidiaries for the
fourth quarter and full year of 2014.

Oi S.A. | www.oi.com.br/ir

4Q14 Investor Relations	www.oi.com.br/ir
Highlights

4Q14 RESULTS CONFIRM INFLEXTION POINT IN 3Q14

•                  Oi recorded sequential growth in almost all aspects of the business (Revenues, EBITDA, OCF) confirming the inflection point in 3Q14.

•                  Consolidated net revenues amounted to R$ 7,323 million in 4Q14, a 5.1% increase over 3Q14. This performance was driven by net revenues in Brazilian operations, which totaled R$ 7,064 million (+4.8% q.o.q), mainly due to Personal Mobility, particularly customer revenues, which increased almost 10% over the previous quarter, due to the significant improvement in recharges and solid data growth. Brazilian operations’ revenues decreased 2.0% y.o.y, presenting improving trend if compared to the annual decrease of 5.1% in 3Q14.

•                  Net revenues from Residential segment increased 0.9% sequentially, mainly due to the improvement in broadband and pay TV revenues, as a result of the bundled offering sales and upselling strategy, which has been impacting positively the Residential ARPU. Corporate / SMEs segment also presented sequential revenues increase underpinned by the growth in IT and data Corporate services and improvement of SMEs mobility revenues, in line with the Company’s commitment to the business profitability and productivity.

•                  In 4Q14, routine EBITDA reached R$ 1,836 million, of which R$ 1,689 million comes from Brazilian operations, presenting a sequential increase of 7.4%. This performance confirms the inflection point in 3Q14 and drives Oi towards the operational turnaround.

•                  Operational cash flow (routine EBITDA — Capex) presented significant improvement in both sequential (+218,4%) and annual (+26.9%) comparisons, registering R$ 728 million in 4Q14, aligned with the Company’s focus on operational efficiency, capital allocation optimization and cash burn reduction, based on its operational transformation.

•                  Oi recorded EBIT of R$ 2,001 million in 4Q14, a sequential increase of 80.6%. In 2014, Company’s EBIT was R$ 5,680 million, 7.1% higher than in 2013, confirming the operational results improvement in 2014.

•                  Net income from continuing operations stood at R$ 8 million in 2014. However, the discontinuation of PT Portugal generated accounting loss estimated in R$ 4.164 million, part of which shall be recovered in the future. A portion of this accounting provision for losses (R$ 1,020 million) relates to exchange variation gains over PT Portugal book value, which is currently registered on Shareholder’s Equity and which should be reverted to future net income at the sales closing. Additionally, as disclosed, the negotiated sales price includes an earn-out of 500 million euros (R$ 1,614 million), which depends on PT Portugal future revenues performance. Therefore, this part of the loss could also be reversed in the future. Finally, nearly R$ 1,530 million of this loss is associated to the increase in PT Portugal employees’ pension fund liabilities, in addition to other price adjustments that are usual in transactions of this nature. Therefore, despite the net income from continuing operations of R$ 8 million in 2014, the consolidated net loss stood at R$ 4,408 million, after the accounting impact from the discontinuation of PT Portugal.

03/27/2015

4Q14 Investor Relations	www.oi.com.br/ir
Operating Results

Highlights

in R$ million or otherwise stated	4Q14	4Q13	3Q14	YoY		QoQ		2014	2013	YoY
Oi S.A. Pro-forma
Revenue Generating Unit - Brazil (‘000)	74.495	74.466	75.035	0,0%		-0,7%		74.495	74.466	0,0%
Residential	17.463	17.837	17.401	-2,1%		0,4%		17.463	17.837	-2,1%
Personal Mobility	48.462	47.727	48.976	1,5%		-1,1%		48.462	47.727	1,5%
Corporate / SMEs	7.917	8.246	8.004	-4,0%		-1,1%		7.917	8.246	-4,0%
Public Telephones	653	655	653	-0,4%		-0,1%		653	655	-0,4%
Net Revenues	7.323	7.448	6.968	-1,7%		5,1%		28.546	29.325	-2,7%
Brazil	7.064	7.209	6.738	-2,0%		4,8%		27.613	28.422	-2,8%
Residential	2.473	2.606	2.451	-5,1%		0,9%		9.995	10.303	-3,0%
Personal Mobility	2.433	2.389	2.180	1,9%		11,6%		9.011	9.290	-3,0%
Corporate / SMEs	2.085	2.117	2.039	-1,5%		2,2%		8.311	8.456	-1,7%
Other services	73	97	67	-24,9%		9,3%		295	374	-21,0%
Others (1)	258	240	231	7,8%		11,8%		933	902	3,4%
EBITDA	3.195	3.653	2.260	-12,5%		41,4%		10.361	10.882	-4,8%
EBITDA Margin (%)	43,6%	49,0%	32,4%	-5,4	p.p.	11,2	p.p.	36,3%	37,1%	-0,8	p.p.
Routine EBITDA	1.836	2.136	1.698	-14,0%		8,1%		7.116	7.694	-7,5%
Brazil	1.689	1.999	1.573	-15,5%		7,4%		6.612	7.213	-8,3%
Others (1)	147	136	125	8,0%		17,4%		504	481	4,8%
Routine EBITDA Margin (%)	25,1%	28,7%	24,4%	-3,6	p.p.	0,7	p.p.	24,9%	26,2%	-1,3	p.p.
Net Earnings (Loss) from Continuing Operations	-87	1.183	52	n.m.		n.m.		8	1.493	n.m.
Consolidated Net Earnings (Loss) (2)	-4.421	1.183	5	n.m.		n.m.		-4.406	1.493	n.m.
Net Debt	30.563	31.331	47.799	-2,5%		-36,1%		30.563	31.331	-2,5%
Available Cash	2.732	3.016	3.805	-9,4%		-28,2%		2.732	3.016	-9,4%
CAPEX	1.108	1.562	1.470	-29,0%		-24,6%		5.278	6.446	-18,1%

Note: (1) Other international assets, most of which were classified as held-for-sale assets on December 31, 2014 and presented in the balance sheet separately.

(2) Consolidated Net Earnings include the discontinuation of operations of PT Portugal SGPS, S.A. (“PT Portugal”) since the asset is available for sale. Net Earnings from Discontinued Operations include the results of PT Portugal since May 5th and a loss of R$ 4,164 million related with the recognition of these assets by their sales price.

Net Revenues:

Table 1 — Breakdown of Net Revenues

	Quarter					Full Year			Weight %
R$ million	4Q14	4Q13	3Q14	YoY	QoQ	2014	2013	YoY	4Q14	4Q13
Total Net Revenues (Pro-forma)	7,323	7,448	6,968	-1.7%	5.1%	28,546	29,325	-2.7%	100.0%	100.0%
Brazil	7,064	7,209	6,738	-2.0%	4.8%	27,613	28,422	-2.8%	96.5%	96.8%
Residential	2,473	2,606	2,451	-5.1%	0.9%	9,995	10,303	-3.0%	33.8%	35.0%
Personal Mobility	2,433	2,389	2,180	1.9%	11.6%	9,011	9,290	-3.0%	33.2%	32.1%
Service	2,152	2,228	1,978	-3.4%	8.8%	8,205	8,755	-6.3%	29.4%	29.9%
Customer	1,808	1,737	1,646	4.1%	9.9%	6,806	6,609	3.0%	24.7%	23.3%
Network Usage	344	490	332	-29.9%	3.5%	1,399	2,147	-34.8%	4.7%	6.6%
Sales of handsets, sim cards and others	281	161	202	74.8%	39.0%	806	535	50.7%	3.8%	2.2%
Corporate / SMEs	2,085	2,117	2,039	-1.5%	2.2%	8,311	8,456	-1.7%	28.5%	28.4%
Other services	73	97	67	-24.9%	9.3%	295	374	-21.0%	1.0%	1.3%
Others	258	240	231	7.8%	11.8%	933	902	3.4%	3.5%	3.2%

In 4Q14, consolidated net revenues reached R$ 7,323 million, 1.7% down from 4Q13 and 5.1% higher than the previous quarter. Total revenues from operations in Brazil decreased by 2.0% y.o.y, while revenues from other operations (Africa) increased by 7.8% y.o.y. Annual revenues totaled R$ 28,546 million in 2014, a 2.7% drop y.o.y.

BRAZIL

Net revenues from the Brazilian operations (“Brazil”) totaled R$7,064 million in 4Q14, presenting a 2.0% decrease y.o.y, and a sequential increase of 4.8%. The main factors causing the annual drop in revenues were: (i) reduction of network usage revenues due to the regulated cut of interconnection tariffs in mobile voice services (“MTR”); (ii) decline in the fixed-to-mobile tariffs (“VC”) in local and long-distance calls; and (iii) decline in fixed line customer base. These effects were partially offset by (i) higher mobile revenue, on the back of increased recharges and greater handset and postpaid base sales; (ii) increased broadband and pay TV in residential segment; and (iii) improvements in data and IT revenues in Corporate / SMEs segment. Net revenues, excluding the impact of the regulatory tariffs reduction, grew by 0.5% y.o.y.

The 4.8% sequential performance in net revenues was mainly explained by the improvement in broadband and pay TV revenues, as well as the increase in handset sales due to Christmas season and higher mobile data and Corporate revenues. Annual net revenues came to R$27,613 million (-2.8% versus 2013), driven by the impact of MTR cuts, VC tariffs reduction and the decline in the fixed line base, which more than offset the increased revenues of Residential broadband and pay TV, higher Corporate and Personal Mobility customer revenues, and greater handset sales. Excluding the impact of the regulatory tariffs reduction, annual net revenues would be virtually flat.

Residential

	4Q14	4Q13	3Q14	YoY	QoQ	2014	2013	YoY
Residential
Net Revenues (R$ million)	2,473	2,606	2,451	-5.1%	0.9%	9,995	10,303	-3.0%
Revenue Generating Units (RGU) - (‘000)	17,463	17,837	17,401	-2.1%	0.4%	17,463	17,837	-2.1%
Fixed Line in Service	10,957	11,750	11,128	-6.8%	-1.5%	10,957	11,750	-6.8%
Fixed Broadband	5,259	5,258	5,241	0.0%	0.3%	5,259	5,258	0.0%
Pay TV	1,247	829	1,032	50.5%	20.8%	1,247	829	50.5%
ARPU Residential (R$)	75.2	73.9	73.4	1.8%	2.5%	74.0	70.9	4.5%

In 4Q14, net revenues from Residential segment totaled R$2,473 million (-5.1% y.o.y). This annual drop is explained by the decline in fixed line customer base and the regulatory reduction in fixed-to-mobile tariffs (VC), partially offset by the increase in broadband and pay TV revenues.

Sequentially, Residential net revenues increased by 0.9% mainly due to the improvement in broadband and pay TV revenues, as a result of the bundled offering sales and upselling strategy, which has been impacting positively the Residential ARPU. In 2014, net revenues from this segment reached R$9,995 million, 3.0% down from 2013, primarily due to the reduction in the VC tariffs and the decrease in the fixed line base.

RGUs from Residential segment totaled 17,463 thousand in 4Q14 (-2.1% y.o.y) due to a 6.8% decline in fixed line RGUs partially offset by a 50.5% increase in pay TV customers. This annual drop has slowed down from previous quarters as a result of the consistent increase of the pay TV base, which reached 1,247 thousand customers at the end of 2014.

As the business core of the Residential segment is the multiproduct approach, the Company focuses on an integrated domicile aiming at increasing its share of wallet by selling multiple-play services, thus, increasing

ARPU and customer loyalty.

ARPU reached R$75.2 in 4Q14, an improvement of 1.8% y.o.y mainly due to the success of the upselling and cross-selling strategies. The Residential ARPU benefitted from the solid increase on pay TV gross additions with better mix of acquisition and from the sale of higher speeds for the new fixed broadband customers together with the broadband upselling of current customers. Additionally, due to the multiproduct approach, churn rates of all Residential services have slightly improved from previous quarters.

Wireline

Oi ended 2014 with 10,957 thousand wireline customers in the Residential segment (-6.8% y.o.y) with net disconnections of 171 thousand fixed lines in this quarter, which represented an improvement compared to the net disconnections registered in 4Q13 and 3Q14. The Company has been working on implementing several initiatives towards the business turnaround. One of the initiatives is the roll-out of joint installation to the Residential products, which consists of installing fixed line and broadband in one single technical visit. The regional unit of Minas Gerais state has been using this model, presenting positive impact on the successful installation rate.

The decrease in net disconnections is also explained by the commercial focus on convergence using the pay TV as a strategic tool to offer bundled packages combining all services (fixed, broadband, pay TV and mobile services), as well as plans in the Personal Mobility segment that promote fixed-to-mobile convergence. Bundled offerings, such as Oi Conta Total (“OCT”) and Oi Voz Total (“OVT”), have lower churn rates when compared to unbundled products.

The bundled offerings have increased their penetration at the Company’s base (customers with three or more Oi’s services account for almost 24% of total households, nearly +3pp y.o.y) at the same time that it reduces the churn rates as more products are added to the households.

OCT is a triple-play postpaid offer that combines wireline, broadband and postpaid mobile, which can be combined with pay TV (quadruple-play) and mobile data packages. The OCT offers registered churn rate of 40% lower than the standalone wireline churn rate in 4Q14, which proves the positive impact on loyalty by selling bundled packages.

OVT is a double-play offer combining wireline and prepaid mobile, designed to promote fixed-to-mobile convergence and increase customer loyalty. This offer corresponded to approximately 14.5% of the Residential wireline base in 4Q14 and posted a 33.8% annual increase in the number of fixed lines bundled with prepaid. Additionally, the average penetration of SIM cards per OVT customer increased from 1.3 in 4Q13 to 1.6 in 4Q14 (+19%). OVT also recorded a lower churn rate than the standard wireline churn rate (-0.5pp).

Broadband

In 4Q14, in the Residential segment, Oi had 5,259 thousand fixed broadband RGUs, flat in the annual comparison. The Company started to recover the gross addition levels in response to the restructuring processes and the market receptivity to the bundled plans. Oi presented 18 thousand broadband net adds in the quarter.

The penetration of Oi’s fixed broadband reached 48.0% of households with Oi services (+3.2pp y.o.y) as a result of the focus on improvements of customer profitability and retention, investments in the expansion and capacity of the broadband network and customer speed upgrade. In 4Q14, the average speed for Residential broadband RGUs increased by 17.6% y.o.y to 4.5 Mbps. Also, the share of RGUs with speeds equal to or greater than 5

Mbps and 10 Mbps improved by 10.6pp y.o.y to 49.6% and 4.6pp to 22.6%, respectively. In terms of gross additions, the contracted average speed was 5.4 Mbps (+32.6% y.o.y). Currently, around 64.5% of Oi’s gross additions have speeds equal to or greater than 5 Mbps and 28.6% have speeds equal to or greater than 10 Mbps.

Broadband plays, together with pay TV, a key role in improving the share of wallet and profitability through cross-selling and upselling of bundled offerings. Therefore, broadband churn rate continued to be strictly under control, reflecting the focus on improving the quality of the customer base.

Pay TV

Oi ended 2014 with 1,247 thousand pay TV customers (+50.5% y.o.y and 20.8% q.o.q) with the record of the highest quarterly net adds ever (215 thousand). Oi’s pay TV presented in 4Q14 an increase in gross adds of 23% q.o.q. According to ANATEL, Oi was the market leader in net adds in all the three months of 4Q14. Oi TV improved by 215 thousand net adds while the DTH market registered 134 thousand net disconnections this quarter; thus, Oi’s DTH market share was 10.5% at the end of 2014 (+3.0pp y.o.y). Penetration of Oi TV reached 11.4% of households with Oi services in 4Q14 (+4.3pp y.o.y and +2.1pp q.o.q).

The solid performance of the Oi TV relies on its differentiated value proposal supported by the regional HD content and higher premium packages with competitive prices and by the improvement of mix of sales within the customer base. The Oi TV offer comprises more channels, including open HD channels, HD channels in all offers, a broad range of regional channels. All these differentials are supported by a strong satellite capacity, which will enable the Company to keep improving the pay TV product in the long term.

This offer is also providing a greater upselling potential in Oi’s portfolio, driving ARPU growth and playing a strategic role in retaining and increasing the loyalty of residential customers, which translates to better performance in terms of churn rates when compared to the previous Oi TV platform. As seen recently, this offer is presenting a sustainable and consistent growth in terms of customer base, by adding quality customers with early churn and FPD (first payment default) strictly under control. In fact, the average monthly churn decreased an important 1.0pp despite the solid growth of the pay TV base.

Residential ARPU

In 4Q14, Oi registered approximately 62% of the households, or 6.9 million households, with more than one Oi product, representing an annual improvement of 2.8pp. As a result of the focus on bundled offering sales, combined with the upselling initiatives, Residential ARPU continued to post positive results, closing 4Q14 at R$ 75.2 (+1.8% y.o.y). In 2014, ARPU stood at R$ 74.0 (+4.5% y.o.y).

The Company’s focus on convergence by offering multiple-play services, increases ARPU and customer loyalty, as the bundled offers have significant lower churn rate compared to unbundled services.

Personal Mobility

	4Q14	4Q13	3Q14	YoY	QoQ	2014	2013	YoY

Personal Mobility
Net Revenues (R$ million)	2,433	2,389	2,180	1.9%	11.6%	9,011	9,290	-3.0%
Service	2,152	2,228	1,978	-3.4%	8.8%	8,205	8,755	-6.3%
Customer (1)	1,808	1,737	1,646	4.1%	9.9%	6,806	6,609	3.0%
Network Usage	344	490	332	-29.9%	3.5%	1,399	2,147	-34.8%
Sales of handsets, sim cards and others	281	161	202	74.8%	39.0%	806	535	50.7%
Revenue Generating Units (RGU) - (‘000)	48,462	47,727	48,976	1.5%	-1.1%	48,462	47,727	1.5%
Prepaid Plans	41,322	41,019	41,990	0.7%	-1.6%	41,322	41,019	0.7%
Postpaid Plans(2)	7,140	6,708	6,986	6.4%	2.2%	7,140	6,708	6.4%

Note: (1)       Includes: subscriptions, outgoing calls, mobile long distance, roaming, data and value added services.

(2)     Includes: high-end postpaid plans, Oi Controle, bundled mobile services (Oi Conta Total and Oi Internet Total) and 3G (mini-modem).

In 4Q14, net revenues from Personal Mobility reached R$ 2,433 million (+1.9% y.o.y), chiefly due to improvement in customer revenues, partially offset by the drop in network usage and long-distance revenues related to the MTR cuts. Customer revenues amounted to R$ 1,808 million in 4Q14, 4.1% up y.o.y, as a result of the annual growth of the postpaid base (+6.4%), the substantial increase in recharges volume and the solid growth of data revenues which totaled R$613 million (+32.5% y.o.y) or 33.9% of total customer revenues (+7.3pp y.o.y).

Revenues from network usage dropped by 29.9% y.o.y to R$ 344 million explained by the regulated cut in MTRs implemented in February 2014. As of February 24, 2014, MTRs declined further to R$ 0.23275, R$ 0.23961 and R$ 0.23227 in Region I, II and III, respectively. This represented a 25% cut versus the previous level. MTRs are expected to decline an additional 33.3% as of February 24, 2015 to R$ 0.15517, R$ 0.15974 and R$ 0.15485, respectively in Region I, II and III. ANATEL also approved in 2014 additional cuts to MTR for the years: (i) 2016: R$ 0,09317, R$ 0,10309 and R$ 0,11218 in Region I, II and III, respectively; (ii) 2017: R$ 0,04928, R$ 0,05387 and R$ 0,06816 in Region I, II and III, respectively; (iii) 2018: R$ 0,02606, R$ 0,02815 and R$ 0,04141 in Region I, II and III, respectively; and (iv) 2019: R$ 0,01379, R$0,01471 and R$ 0,02517 in Region I, II and III, respectively.

Handset sales totaled R$ 281 million, 74.8% up y.o.y, supported by the smartphone sales increase, which reached 83% of total sales (versus 71% in 4Q13). Growth was concentrated in retailers, with positive margins (no subsidy), as a way to increase Oi’s presence in this channel, consequently, leveraging prepaid chip activation and growing 3G/4G smartphones penetration, which is a key driver to stimulate data ARPU and to expand penetration and mobile data revenues. Due to the growth of smartphone sales in 2014, 3G/4G handset penetration reached 39% of the total base in 4Q14 from 23% in 4Q13.

In the sequential comparison, net revenues from Personal Mobility increased by 11.6% as a result of increasing prepaid recharges, which registered a historical record in December 2014 with 11.4% growth y.o.y, higher data revenues (+22.6%) and increased handset sales due to Christmas season. 2014 full year net revenues totaled R$ 9,011 million, 3.0% lower than in 2013, mainly driven by the 34.8% drop in network usage revenues as a result of MTR cuts. This drop was also partially offset by the solid performance of recharges, handset sales and data consumption.

Oi ended 2014 with 48,462 thousand RGUs in the Personal Mobility segment (+1.5% y.o.y). Net additions totaled 735 thousand in the last 12 months (-48.3% y.o.y), of which 303 thousand were prepaid and 432 thousand were postpaid. In 4Q14, the Company recorded 514 thousand net disconnections, driven by a more stringent prepaid cleanup policy, one of the several initiatives towards cost savings. Postpaid churn remained stable as a result of sales quality focus throughout the year.

At the end of 2014, Oi’s mobile customer base (Personal Mobility + Corporate / SMEs) reached 50,940 thousand RGUs, 48,462 thousand of which in Personal Mobility and 2,478 thousand in Corporate/SMEs. In 4Q14, gross additions came to 6.5 million and net disconnections totaled 509 thousand.

Prepaid

In 4Q14, prepaid customers reached 41,322 thousand (+0.7% y.o.y and -1.6% q.o.q) with net adds of 303 thousand RGUs in the last 12 months (-74.4% y.o.y due to the stricter base cleanup policy as mentioned above). Oi continues to focus on prepaid, given its intrinsic characteristics of scale, low customer acquisition costs, no billing and collection costs, no bad debt and favorable impact on working capital, according to the Company’s focus on cash generation and financial discipline. As mentioned above, the sequential drop in the prepaid customer base was explained by a stricter base cleanup policy.

Recharges continued to post solid results and reached higher volume and consumption levels at the end of 2014. The Company continued to encourage recharge consumption by promoting offers with daily rates and weekly/monthly packages as well as through the use of its one-to-one active campaign tool (ACM).

During November and December, a series of new actions were taken in order to boost prepaid ARPU, control usage and stimulate consumption and recharges, as follows: (i) repositioning of daily package offers; (ii) simplification of recharge portfolio available at the points-of- sale, increasing the average value of the top-ups; (iii) launch of new monthly and weekly voice+data+SMS packages; and (iv) end of unlimited data on weekly and monthly offers.

As a result of these actions, recharges grew at an accelerated pace during 4Q14 (1.8% y.o.y in October, 2.7% y.o.y in November and 11.4% y.o.y in December), reaching solid 5.4% y.o.y and 4.4% q.o.q growth. Oi’s competitive position remained stable after these actions, since most competitors followed a similar strategy focused on ARPU increase in a slower growth environment, reinforcing the market trend.

For the full year of 2014, total recharge volume increased by 6.0% compared to 2013, outpacing the 0.7% annual increase in the prepaid customer base, in line with Oi’s strategy towards profitability and productivity improvement.

Mobile internet revenues (excluding VAS and SMS revenues) in the prepaid segment grew by 76.3% y.o.y in 4Q14, maintaining its accelerated growth rate. Prepaid data traffic grew by 50.7% y.o.y, while the share of data usage in the recharge consumption rose 127.0% y.o.y. VAS revenues from prepaid segment increased by 45.7% y.o.y. This performance continued to be underpinned by results of VAS 2.0 services, such as Oi Apps Club, Oi Conselheiro, Oi Saúde (M-Health) and Para Aprender (M-Education), and the profitability of traditional services, such as voice mail, besides the continuous increase of VAS sales channels.

Postpaid

In 4Q14, postpaid customers in Personal Mobility totaled 7,140 thousand RGUs (+6.4% y.o.y and +2.2% q.o.q), with 14.7% share of the Personal Mobility base. The Oi Controle plan posted an annual increase of 13.7%, reaching 42.7% of total share of Oi’s postpaid base, an increase of 2.7pp y.o.y. The postpaid churn rate has improved continuously, chiefly due to the improved quality of sales, which also explains the postpaid base growth.

Oi Controle has a strategic value for the Company due to the absence of bad debt and favorable impact on working capital, in line with the advantages of prepaid offers, but with a heavier consumption profile similar to postpaid. Thus, this hybrid plan presents a more attractive ARPU (approximately 2x) and a lower churn rate compared to prepaid plans.

In 4Q14, the Company simplified and reduced its portfolio of postpaid and Controle plans offered to the market from 27 to 14 plans, combining voice and data packages across the entire portfolio. This streamlining initiative reduces the operational costs by simplifying the sales process and improves voice and data ARPU of new customers, consistent with the Company’s focus on the operational turnaround.

Mobile internet revenues in the postpaid segment was 29.3% higher in 4Q14 than in the same quarter of 2013, due to the increased penetration of 3G/4G smartphones and data packages.

2G, 3G and 4G LTE Coverage

Oi´s 2G coverage reached 3,386 municipalities, an annual increase of 44 new municipalities, covering 93% of the country’s urban population. In 3G, the Company expanded its coverage in 120 new municipalities (13.5% y.o.y), totaling 1,011 municipalities, or 77% of the Brazilian urban population. The Company has been improving its coverage and 3G network capacity in order to follow the increasing demands for data usage and seize the opportunities in the mobile data segment.

The Company also offers 4G LTE services in 45 municipalities, which represents 36% of the urban population.

Mobile ARPU

Mobile ARPU treats total mobile revenue (Personal Mobility + Corporate / SMEs) as if it were generated by a separate mobile company, i.e. including revenue from traffic between Oi’s mobile and wireline divisions (intercompany), but excluding revenue from mobile long-distance calls that belongs to the STFC license (fixed voice concession). This amount is then divided by the average customer base to calculate mobile ARPU.

Mobile ARPU reached R$ 18.7 (-5.9% y.o.y and +7.5% q.o.q) in 4Q14, impacted by the 25% cut in MTR but partially offset by the increase in data revenues and prepaid recharge volume. Excluding interconnection revenues, mobile ARPU grew by 6.1% y.o.y.

Corporate / SMEs

	4Q14	4Q13	3Q14	YoY	QoQ	2014	2013	YoY
Corporate / SMEs
Net Revenues (R$ million)	2,085	2,117	2,039	-1.5%	2.2%	8,311	8,456	-1.7%
Revenue Generating Units (RGU) - (‘000)	7,917	8,246	8,004	-4.0%	-1.1%	7,917	8,246	-4.0%
Fixed	4,822	5,105	4,909	-5.5%	-1.8%	4,822	5,105	-5.5%
Broadband	617	630	622	-2.0%	-0.9%	617	630	-2.0%
Mobile	2,478	2,511	2,472	-1.3%	0.2%	2,478	2,511	-1.3%

Obs: SMEs means small and medium enterprises.

Net revenues in the Corporate / SMEs segment amounted to R$ 2,085 million (-1.5% y.o.y) in 4Q14. This performance was mainly due to the cut in MTR and VC tariffs, partially offset by the increase in IT and data revenues mainly in the Corporate segment. In the sequential comparison, net revenues increased by 2.2% as a result of the growth of IT and data Corporate services and an improvement of the SMEs mobility revenues due to the ARPU growth of the mobile base, in line with the Company’s commitment to profitability and productivity.

In 2014, net revenues came to R$ 8,311 million, a 1.7% reduction over the previous year, basically due to the MTR cuts but offset to a certain extent by the continuous improvement of IT/data services, following Oi’s strategy to increase the revenues of non-traditional services in this segment.

Oi closed 4Q14 with 7,917 thousand RGUs (-4.0% y.o.y) in the Corporate / SMEs segment, reflected by the focus on sales quality along with the SMEs channel restructuring.

SMEs

The SMEs segment has continued to focus on productivity as its main priority, adopting initiatives to improve margins. The segment is implementing initiatives towards the business transformation of the Company by simplifying the portfolio of offers, the commission model and the activity processes, besides focusing on the franchises as the main sales channel.

Oi registered improvement in FPD (first payment default) and reduced commission costs compared to the previous quarter. The SMEs segment has been focusing on the quality of processes, thus it has recorded sequential improvements in quality metrics, such as the reduction of the average time of installations and repairs, of 18% and 36% q.o.q, respectively.

Corporate

Data communication and IT services continued to drive the expansion of the Corporate revenues. Data Center, Cloud and IT offers combined with telecom solutions recorded a 40.6% annual revenues growth, contributing to a higher share (+3.9pp y.o.y) from non-voice services revenues, which represented 60.8% in 4Q14. In fact, the non-voice revenues were 11.6% up on 4Q13. The Corporate’s strategy is to go after contracts with more everlasting revenues together with greater profitability.

Oi recorded an increase in data communications of 8.6% y.o.y (data ex-Velox increased by 11.4% y.o.y), mainly driven by networks and IP. In the annual comparison, the VPN networking accesses were 9.5% higher, while internet accesses (IP) were 48.4% and fixed digital trunking was 6.5% higher than 4Q13.

Additionally, the Corporate segment improved its accounts receivable amount by 15.8% y.o.y, reducing its turnover in 2 days when compared to 4Q13.

Operating Costs and Expenses

Table 2 — Breakdown of Operating Costs and Expenses

Item - R$ million	4Q14	4Q13	3Q14	YoY	QoQ	2014	2013	YoY
Operating Expenses
(Pro-forma)
Brazil	5,375	5,210	5,165	3.2%	4.1%	21,001	21,209	-1.0%
Personnel	708	649	674	9.1%	5.1%	2,749	2,534	8.5%
Interconnection	621	905	627	-31.4%	-1.0%	2,675	3,966	-32.5%
Third-Party Services	1,644	1,528	1,541	7.6%	6.7%	6,202	6,120	1.3%
Network Maintenance Service	514	526	481	-2.2%	6.8%	1,907	2,328	-18.1%
Handset Costs/Other (COGS)	256	135	171	88.9%	49.2%	702	515	36.3%
Marketing	156	148	198	5.1%	-21.4%	651	539	20.9%
Rent and Insurance	763	533	763	43.2%	-0.1%	3,096	2,120	46.0%
Provision for Contingencies	285	138	137	106.7%	108.5%	779	657	18.6%
Provision for Bad Debt	112	117	140	-3.8%	-20.0%	629	923	-31.9%
Taxes and Other Expenses (Revenues)	316	531	432	-40.5%	-26.8%	1,611	1,508	6.8%
Others	111	103	105	7.5%	5.3%	429	421	1.7%
Routine OPEX	5,486	5,313	5,270	3.3%	4.1%	21,430	21,630	-0.9%

In 4Q14, total consolidated routine Opex reached the amount of R$ 5,486 million, 3.3% up y.o.y, on a pro-forma basis, despite the 6.4% inflation rate in the period and the additional costs associated with the rentals of disposed assets since 2013. Annual routine Opex totaled R$ 21,430 million, a slight drop of 0.9% y.o.y. Excluding the MTR cut impact on interconnection costs, the handset costs (has no impact on EBITDA) and the incremental costs related to the asset disposals, consolidated routine Opex in 4Q14 increased by 1.1% y.o.y and, in FY14, it decreased by 1.1% y.o.y, compared to the inflation rate of 6.4% mentioned before. The performance reflects the commitment to the Company’s operational turnaround.

In that sense, the Company established in its 2015 budget a plan that has the cost reduction as its main lever. To ensure that the gains will be captured throughout the year, an office was created to be responsible for monitoring and supporting the execution of the Plan for 2015. Around 250 such initiatives have been identified and many of them are in the process of being executed, focusing on efficiency and operational improvement. This process is underpinned by specialized external consultants, with tools and methodologies focused on the implementation of the initiatives and cash generation.

Personnel

Personnel costs and expenses in Brazil totaled R$ 708 million in 4Q14 (+9.1% y.o.y), explained by provision adjustments related to the 2015 profit sharing and the collective bargaining agreement adjusted by inflation. In the sequential comparison, the 5.1% growth in personnel was mainly due to an increasing in profit sharing provisions.

Total personnel expenses in 2014 amounted to R$ 2,749 million in the Brazilian operations, 8.5% up on 2013, as a result of the inflation-linked collective bargaining agreement, occurred in December 2013, the insourcing of part of Oi’s internal network maintenance operations in 2Q13 and the increasing in profit sharing provisions in 4Q14 as mentioned above.

Interconnection

Interconnection costs in Brazil closed 4Q14 at R$ 621 million (-31.4% y.o.y), basically explained by the 25%

MTR cuts, effective in 1Q14, and lower mobile voice off-net traffic, which reflects Oi’s focus on promoting the on-net traffic. Annual interconnection costs reached R$ 2,675 million in Brazil, 32.5% down from the previous year, also explained by the MTR cuts and lower off-net traffic.

Third-Party Services

In 4Q14, costs and expenses related to third-party services in the Brazilian operations amounted to R$ 1,644 million, 7.6% up on 4Q13 and 6.7% higher than 3Q14, chiefly due to higher expenses with TV content, VAS, sales commissions and the increase in electricity tariffs occurred in this quarter.

Annual costs and expenses with third-party services came to R$ 6,202 million in Brazil, a slight increase of 1.3% against 2013, as a result of higher cost with TV content acquisitions and IT projects for the World Cup, partially offset by lower third-party costs related to the Company’s focus on sales quality.

Network Maintenance Service

In this quarter, network maintenance service costs decreased by 2.2% y.o.y in Brazil, reaching R$ 514 million, as a response to Oi’s commitment in improving efficiency and productivity. In the sequential comparison, these costs increased by 6.8% due to adjustments on PSR (network service providers) contracts. Annual network maintenance service costs in Brazil stood at R$ 1,907 million, 18.1% down from 2013, explained by the insourcing of the internal maintenance plant in 2013 and the cost-savings discipline.

Handset Costs/Other (COGS)

In 4Q14, the handset costs totaled R$ 256 million in the Brazilian operations (+88.9% y.o.y and +49.2% q.o.q). As seen in previous quarters, Oi continued to drive its handset sales volume through partnerships with retailers as a strategic initiative to increase its presence in this channel, leveraging prepaid chip activation and increasing penetration of smartphones in its customer base. This led the Company to post a higher volume of handset sales and a 74.8% y.o.y increase in handset revenues. It is worth noting that Oi sells handsets aiming positive margins, thus, it does not adopt a subsidy strategy. Annual handset costs came to R$ 702 million in Brazil, 36.3% up on 2013.

Marketing

Advertising expenses in Brazil ended 4Q14 at R$ 156 million (+5.1% y.o.y). This performance mainly resulted from the marketing campaigns to the new Oi TV offer. In the sequential comparison, the 21.4% drop was explained by higher costs with media and promotions related to the FIFA’s World Cup event in 3Q14. Annual advertising expenses in Brazil totaled R$ 651 million, 20.9% up y.o.y, mainly due to the re-launch of Oi TV and the World Cup.

Rent and Insurance

In Brazil, rent and insurance expenses reached R$ 763 million (+43.2% y.o.y) in this quarter. This performance was chiefly due to the incremental operational leasing related to the Brazilian assets sold since 2013, including GlobeNet and mobile and fixed towers, in the amount of R$ 128 million, and higher expenses with the rent of satellite capacity. Annual rent and insurance expenses amounted to R$ 3,096 million, 46.0% up on 2013, explained by the same reasons mentioned above together with the annual contractual adjustments.

Provision for Contingencies

The Brazilian operations expenses with provision for contingencies reached R$ 285 million in 4Q14, +106.7% y.o.y and +108.5% q.o.q, resulting mainly from the increase in labor provisions and in the largest number of claims in the Special Civil Court (JEC) in the quarter. Annual expenses with provision for contingencies ended 2014 at R$ 779 million, 18.6% up against 2013, primarily as a result of the increase in 4T14.

Provision for Bad Debt

In 4Q14, provisions for bad debt stood at R$ 112 million (-3.8% y.o.y and -20.0% q.o.q). This reduction reveals the improvement in credit policy as a continuation of the initiatives to improve churn and sales quality. Provisions for bad debt amounted to 1.6% of net revenues in 4Q14, virtually flat from 4Q13 (1.6%). Additionally, provisions for bad debt totaled in 2014 R$ 629 million (-31.9% y.o.y), representing 2.3% of FY14 net revenues, an improvement from 3.2% registered in 2013.

EBITDA

Table 3 — EBITDA and EBITDA Margin

	4Q14	4Q13	3Q14	YoY		QoQ		2014	2013	YoY
Oi S.A. Pro-forma
EBITDA (R$ million)	3,195	3,653	2,260	-12.5%		41.4%		10,361	10,882	-4.8%
Brazil	3,048	3,496	2,134	-12.8%		42.8%		9,857	9,583	2.9%
Others	147	157	125	-6.0%		17.4%		504	1,300	-61.2%
EBITDA Margin (%)	43.6%	49.0%	32.4%	-5.4	p.p.	11.2	p.p.	36.3%	37.1%	-0.8	p.p.

Non-routine Items	-1,359	-1,517	-561	—		—		-3,246	-3,188	—

Reported OPEX	4,127	3,796	4,709	8.7%		-12.4%		18,185	18,442	-1.4%

Routine EBITDA (R$ million)	1,836	2,136	1,698	-14.0%		8.1%		7,116	7,694	-7.5%
Brazil	1,689	1,999	1,573	-15.5%		7.4%		6,612	7,213	-8.3%
Others	147	136	125	8.0%		17.4%		504	481	4.8%
Routine EBITDA Margin (%)	25.1%	28.7%	24.4%	-3.6	p.p.	0.7	p.p.	24.9%	26.2%	-1.3	p.p.
Brazil	23.9%	27.7%	23.3%	-3.8	p.p.	0.6	p.p.	23.9%	25.4%	-1.4	p.p.
Others	57.0%	56.9%	54.3%	0.1	p.p.	2.7	p.p.	54.0%	53.3%	0.7	p.p.

In 4Q14, consolidated EBITDA reached R$ 3,195 million (-12.5% y.o.y and +41.4% q.o.q), while EBITDA from Brazil stood at R$ 3,048 million (-12.8% y.o.y and +42.8% q.o.q) and EBITDA from other operations (Africa) reached R$ 147 million (-6.0% y.o.y and +17.4% q.o.q). Annual EBITDA came to R$ 10,361 million, 4.8% down from 2013, on the back of lower revenues despite the slight decrease in costs and expenses.

In the Brazilian operations, routine EBITDA totaled R$ 1,689 million in 4Q14 (-15.5% y.o.y), negatively impacted by lower revenues from operations (-2.0% y.o.y) and higher costs and expenses (+3.2% y.o.y). In the sequential comparison, routine EBITDA improved by 7.4% underpinned by higher revenues (+4.8% q.o.q). EBITDA margin in Brazil reached 23.9% in 4Q14 compared to 23.3% in the previous quarter, reaffirming the Company’s view that 3Q14 was the inflection point.

Annual routine EBITDA in Brazil stood at R$ 6,612 million (-8.3% y.o.y). It is worth noting that the EBITDA in 2014 was impacted by the incremental rent expenses associated with the Brazilian asset disposals totaling R$ 615 million. Excluding this impact, routine EBITDA would have been virtually flat compared to 2013.

The non-routine Opex items accounted for R$ 1,359 million in 4Q14, explained by the gain from the sale of 1,641 mobile towers concluded in December 2014, totaling R$ 1,077 million, the reversal of provisions of R$ $290 million related to the adhesion to Refis (tax refinancing program), and costs with labor rescission in the amount of R$ 8 million.

Capex

Table 4 — Capex

R$ million	4Q14	4Q13	3Q14	YoY	QoQ	2014	2013	YoY
Capex - Pro-forma
Brazil	1,056	1,515	1,431	-30.3%	-26.2%	5,074	6,250	-18.8%
Others	53	47	39	12.2%	35.1%	205	196	4.3%
Total	1,108	1,562	1,470	-29.0%	-24.6%	5,278	6,446	-18.1%

4Q14 investments stood at R$ 1,108 million (-29.0% y.o.y and -24.6% q.o.q) in consolidated basis. Capex in Brazil reached R$ 1,056 million (-30.3% y.o.y and -26.2% q.o.q). Annual Capex totaled R$ 5,278 million, 18.1% down compared to 2013. The performance shows the Company’s pursuit to improve the capital allocation efficiency, focusing on improving the Company’s cash flow profile.

In the Brazilian operations, R$ 923 million (87.4% of total Capex) was allocated to network in 4Q14, targeted at (i) improving quality of the mobile network and carrying on the 3G and 4G coverage expansion, (ii) improving infrastructure to support TV, broadband and fixed line services, and (iii) expansion projects.

Operational Cash Flow (EBITDA —Capex)

Table 5 — Operational Cash Flow

R$ million	4Q14	4Q13	3Q14	YoY	QoQ	2014	2013	YoY
Oi S.A. - Pro-forma
Routine EBITDA	1,836	2,136	1,698	-14.0%	8.1%	7,116	7,694	-7.5%
Capex	1,108	1,562	1,470	-29.0%	-24.6%	5,278	6,446	-18.1%
Routine Operational Cash Flow (EBITDA - Capex)	728	574	229	26.9%	218.4%	1,837	1,248	47.3%

Table 6 — Operational Cash Flow of Brazilian operations

R$ million	4Q14	4Q13	3Q14	YoY	QoQ	2014	2013	YoY
Oi S.A.
Routine EBITDA	1,689	1,999	1,573	-15.5%	7.4%	6,612	7,213	-8.3%
Capex	1,056	1,515	1,431	-30.3%	-26.2%	5,074	6,250	-18.8%
Routine Operational Cash Flow (EBITDA - Capex)	634	484	142	30.8%	345.2%	1,538	963	59.7%

Routine EBITDA minus Capex improved by 26.9% y.o.y and 218.4% q.o.q, reaching R$728 million in 4Q14. In Brazil, routine EBITDA minus Capex totaled R$ 634 million in 4Q14, 30.8% up y.o.y and a sequential growth of 345.2%. This performance is explained by higher routine EBITDA registered in this quarter, when compared to the previous quarter, and by the focus on capital allocation efficiency explained before, in line with Oi’s commitment to improve its cash flow profile.

Depreciation / Amortization

In 4Q14, the Company reported depreciation and amortization expenses of R$ 1,194 million (+5.9% y.o.y and +3.7% q.o.q). Annual depreciation and amortization expenses stood at R$ 4,602 million, 3.2% up on 2013.

Table 7 — Depreciation and Amortization

R$ million	4Q14	4Q13	3Q14	YoY	QoQ	2014	2013	YoY
Depreciation and Amortization Pro-forma
Total	1,194	1,128	1,151	5.9%	3.7%	4,602	4,458	3.2%

4Q14 Investor Relations	www.oi.com.br/ir
Financial Results

Financial Results

Table 8 — Financial Results (Oi S.A. Consolidated)

R$ Million	4Q14	4Q13	3Q14	2014	2013
Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	-719	-659	-617	-2,579	-2,174
Net FX result (on fin. investments and loans and financing)	-265	-196	-237	-995	-785
Other Financial Income / Expenses	-336	31	-141	-974	-316
Net Financial Income (Expenses)	-1,320	-825	-995	-4,547	-3,274

Oi S.A. posted in 4Q14 net financial expenses of R$ 1,320 million, a sequential growth of 32.7% and 60.0% up y.o.y. In 2014, net financial expenses reached R$4,547 million (+38.8% y.o.y).

The sequential performance is explained mainly by the increase in other financial expenses, which grew by R$195 million as a result of higher taxes and contingencies. The net interest growth (R$ 102 million) was chiefly due to higher Selic, CDI and IPCA in 4Q14 and lower financial revenues related to a reduced average cash balance in the quarter.

Looking at the full year, the debt-related financial expenses were explained by the 18.6% annual interest increase due to higher CDI, IPCA and interest from foreign currency, and as a result of the 26.7% annual growth in net FX result related to the extension of Oi’s derivative position and higher CDI, which resulted in greater hedging costs. Additionally, other financial expenses presented significant growth due to: (i) reversal of interest and monetary restatement over PIS/COFINS included in the tax refinancing program (Refis) occurred in 2013; (ii) depreciation, in 2014, of PT SGPS shares held by Oi; and (iii) monetary restatement of the sale of the right to use Oi’s fixed towers.

Net Earnings (Loss)

Table 9 — Net Earnings (Loss) (Oi S.A. Consolidated)

R$ Million	4Q14	4Q13	3Q14	YoY	QoQ	2014	2013	YoY
Net Income
Earnings before interest and taxes (EBIT)	2.001	2.412	1.108	-17,1%	80,6%	5.680	5.304	7,1%
Financial Results	-1.320	-825	-995	60,0%	32,7%	-4.547	-3.274	38,8%
Income Tax and Social Contribution	-768	-405	-61	90%	1163%	-1.125	-537	110%
Net Earnings (Loss) from Continuing Operations	-87	1.183	52	n.m.	n.m.	8	1.493	-99,5%
Net Results from Discontinued Operations	-4.334	0	-47	n.m.	n.m.	-4.415	0	n.m.
Consolidated Net Earnings (Loss)	-4.421	1.183	5	n.m.	n.m.	-4.406	1.493	n.m.
attributable to owners of the Company	-4.422	1.183	8	n.m.	n.m.	-4.408	1.493	n.m.
attributable to non-controlling interests	1	0	-3	n.m.	n.m.	1	0	n.m.

Note: The net income analysis throughout the earnings release was based on the Net Earnings (Loss) attributable to owners of the Company.

Oi S.A. recorded earnings before interest and taxes (EBIT) of R$ 2,001 million (-17.1% y.o.y and +80.6 q.o.q). In 2014, the EBIT stood at R$ 5,680 million, representing an increase of 7.1% compared to 2013, pointing out the improvement of the operational results in 2014. The financial results increased by 38.8% in 2014 due to the Company’s average debt level combined to higher Brazilian interest rates. Income tax and social contribution increased 109.6% basically due to two events: (i) R$ 443 million related to the adhesion to Refis and (ii) R$ 266 million regarding the write-off of deferred tax over negative return on investment of 10% in Portugal Telecom. Consequently, Oi S.A. recorded in 2014 net earnings from continuing operations of R$ 8 milhões.

In the consolidated earnings’ view, the Company recorded net loss of R$ 4,422 million in 4Q14, resulting in a net loss of R$ 4,408 million in the full year of 2014, as a consequence of accounting impacts of R$ 4,334 million in 4Q14 and R$ 4,415 million in FY14 related to the net results from the discontinued operations of PT Portugal that are part of share purchase agreement to Altice S.A. With the settlement of the share purchase agreement of PT Portugal, as required by the Brazilian accounting practice (CPC 31), the enterprise value of PT Portugal was registered in the balance sheet by its respective estimated sales price value deducted by operational related expenses, being booked a capital loss of R$ 4,164 million. The results of the discontinued operations also include a loss of R$ 250 million related to PT Portugal results since May 2014, which had been fully consolidated within Oi in the previous quarters.

It is important to highlight that part of this accounting provision for losses, in the amount of R$ 1,020 million, relates to exchange variation gains over PT Portugal book value, which is currently registered on the Shareholder’s Equity and which should be reverted to future net income at the sales closing. Additionally, as disclosed, the negotiated sales price includes an earn-out of 500 million euros (R$ 1,614 million), which depends on PT Portugal future revenues performance. Therefore, this portion of the loss could also be reversed in the future. Finally, nearly R$ 1,530 million of this loss is associated to the increase in PT Portugal employees’ pension fund liabilities, in addition to other price adjustments that are usual in transactions of this nature.

4Q14 Investor Relations	www.oi.com.br/ir
Debt & Liquidity

Debt & Liquidity

Table 10 - Debt

R$ million	Dec/14	Dec/13	Sep/14	% Gross Debt
Debt
Short Term	4,647	4,116	5,121	14.0%
Long Term	28,648	30,231	46,484	86.0%
Total Debt	33,295	34,347	51,604	100.0%
In Local Currency	21,068	21,287	21,122	63.3%
In Foreign Currency	14,781	14,566	32,404	44.4%
Swaps	-2,555	-1,507	-1,921	-7.7%
(-) Cash	-2,732	-3,016	-3,805	-8.2%
(=) Net Debt	30,563	31,331	47,799	91.8%

The Company’s consolidated gross debt ended 2014 at R$ 33,295 million, 3.1% reduction on 4Q13, chiefly due to the debt prepayment and amortizations throughout 2014.

It is worth noting that the shareholders of Oi S.A. and of Portugal Telecom SGPS approved the sale of PT Portugal. Therefore, until the sale is completed, the assets and liabilities of PT Portugal were classified as Held-for-Sale Assets and Liabilities Associated to Held-for-Sale Assets, respectively, thus not integrating Oi’s consolidated debt as of December 31, 2014.

The debt amount in foreign currency represented 44.4% of the total debt at the end of 2014 (versus 42.4% in 4Q13), with pretty much no exposure to exchange rate fluctuations (below 0.1%). The average debt maturity stood at 4.0 years at the end of 2014.

The Company ended 2014 with a cash balance of R$ 2,732 million, resulting in a net debt amount of R$ 30,563 million in 4Q14.

Table 11 — Net Debt Variation

R$ million	4Q14	4Q13	3Q14
Net Debt BoP	47.799	30.467	46.239
(-) Routine EBITDA	1.836	1.999	2.375
(-) Non-recurring Revenues (Expenses)(1)	0	0	0
(+) Capex(2)	1.108	1.515	1.670
(+) Assets in Escrow	268	246	329
(+) Corporate Taxes	183	169	202
(+) PIS / COFINS on ICMS	219	709	53
(+) ∆ Working Capital(3)	348	-369	-169
(+) Net Financial Charges	1.036	803	1.187
(+) Dividends/Interest on Own Capital	0	476	0
(-) Asset Disposals	1.172	687	0
(+) FX Variation	-4	0	461
(+) Other Variations	33	0	119
(-) Net Debt of Discontinued Operations	17.419	0	-83
Net Debt EoP	30.563	31.331	47.799

(1) Excludes asset disposals

(2) Economic capex in the period

(3) Includes the difference in capex disbursement and economic capex

In 4Q14, Oi’s net debt decreased from R$ 47,799 million to R$ 30,563 million (-R$ 17,236 million or -36.1% q.o.q), mainly explained by the discontinuation of the Portuguese operations whose net debt registered R$ 17,419 million. The Company’s net debt was also positively impacted by the cash in of the mobile tower sale concluded in December of 2014, in the amount of R$ 1,172 million.

Table 12 - Gross Debt Amortization Schedule

						2020
(R$ million)	2015	2016	2017	2018	2019	onwards	Total
Schedule for the Amortization of Gross Debt
Amortization in Real	3,501	4,356	4,313	2,960	3,146	2,792	21,068
Amortization in Euro + swap	1	-38	2,416	0	0	0	2,379
Amortization in other currencies + swap	1,145	927	580	486	42	6,667	9,848
Gross Debt Amortization	4,647	5,246	7,308	3,446	3,188	9,459	33,295

Table 13 — Breakdown of Gross Debt

R$ million

Breakdown of Gross Debt	4Q14
Int’l Capital Markets	12,737
Local Capital Markets	7,807
ECAs & Int’l Development Banks	3,532
National Development Banks	6,335
Commercial Banks	5,911
Hedge and Borrowing Costs	-3,028
Total Gross Debt	33,295

As of December 31, 2014, the Company had credit lines already contracted and available for disbursement as shown below:

• BNDES: R$ 1.7 billion line of credit

• BNB: R$ 371 million line of credit

• Revolving lines of credit with commercial banks:

•      R$ 5.2 billion in US$/Euro

•      R$ 200 million

• Commercial papers: R$ 803 million in Euros

• ECAs: R$ 1.8 billion in US$/Euro

Asset Disposals

Since 2012, Oi has entered into several agreements to divest non-strategic assets. The objective of these transactions is to monetize assets that are not essential to the Company’s operations, in order to increase Oi’s financial flexibility and obtain savings, once the Company acquires the related service in more favorable financial conditions, and to add value for its shareholders.

These transactions, however, result in additional lease costs to the Company who naturally does not rely upon future revenues from these assets. On the other hand, there are savings in terms of Capex and maintenance costs related to these assets. Therefore, once each transaction is completed, the Company’s results are subject to the effects of the above-mentioned items, net of taxes. The Company recorded an impact of R$ 615 million on the 2014 EBITDA due to these transactions (the mobile towers disposal concluded in December 2014 does not impact 2014 EBITDA). In fact, the operational costs related to these disposals affected 4Q14 EBITDA by R$ 162 million.

It is important to highlight that the cost of these transactions, between 7% and 8% (including costs, expenses, Capex and fiscal effects), is lower than the Company’s average funding costs, which demonstrates Oi’s focus on financial discipline and improvement of the cash flow profile.

The table below shows more details regarding these previously announced transactions:

Table 14 — Disposal of Assets

	Fixed	Real	Fixed		Mobile	Mobile
Pro-forma Numbers	Towers	Estate(1)	Towers	GlobeNet	Towers	Towers
Date of Signed Contract	Apr/13	Jul/13	Jul/13	Jul/13	Dec/13	Jun/14
Term of lease (years)	20 - 40	—	20 - 40	13	15	15
Quantity	4,226	1	2,113	—	2,007	1,641
Date of Closing	Aug/13	Sep/13	Nov/13	Dec/13	Mar/14	Dec/14
Transaction value (R$ billion)	1.1	0.2	0.7	1.8	1.5	1.2
EBITDA impact of disposals (R$ billion)	n.m.	0.2	n.m.	1.5	1.3	1.1

(1) - Cash-in still pending

The chart above reflects the Management’s current view and is subject to various risks and uncertainties, including economic, regulatory and antitrust factors. Any changes to these assumptions or factors may lead to actual results differ from current expectations.

4Q14 Investor Relations	www.oi.com.br/ir
Additional Information

Oi S.A. Consolidated

Income Statement - R$ million	4Q14	4Q13	3Q14	2014	2013
Net Operating Revenues	7,322.5	7,208.8	6,968.5	28,247.1	28,422.1
Operating Expenses	-4,127.2	-3,714.8	-4,709.0	-18,037.0	-18,857.1
Personnel	-739.9	-649.0	-703.2	-2,829.3	-2,534.2
Interconnection	-628.6	-904.6	-631.9	-2,689.8	-3,965.6
Third-Party Services	-1,658.5	-1,528.4	-1,567.1	-6,258.6	-6,119.7
Network Maintenance Service	-521.7	-526.1	-487.5	-1,923.1	-2,328.1
Handset Costs/Other (COGS)	-267.9	-135.1	-181.5	-730.4	-515.4
Marketing	-162.1	-150.2	-204.7	-674.3	-556.5
Rent and Insurance	-771.9	-532.5	-771.5	-3,119.5	-2,119.7
Provision for Contingencies	-285.2	-138.0	-136.8	-779.3	-656.8
Provision for Bad Debt	-125.4	-116.5	-143.4	-649.5	-922.8
Taxes and Other Revenues (Expenses)	-324.9	-530.9	-442.3	-1,628.9	-1,507.6
Other Operating Revenues (Expenses), net	1,359.0	1,496.6	561.2	3,245.6	2,369.5
EBITDA	3,195.3	3,494.0	2,259.5	10,210.1	9,565.1
Margin %	43.6%	48.5%	32.4%	36.1%	33.7%
Depreciation and Amortization	-1,194.3	-1,083.3	-1,151.4	-4,535.4	-4,278.5
EBIT	2,001.0	2,410.7	1,108.1	5,674.6	5,286.6
Financial Expenses	-1,611.1	-1,320.2	-1,380.5	-5,891.3	-4,649.7
Financial Income	291.1	495.5	385.4	1,344.8	1,375.2
Income Before Tax and Social Contribution	681.0	1,585.9	113.0	1,128.1	2,012.2
Income Tax and Social Contribution	-768.0	-403.1	-60.8	-1,120.0	-519.2
Net Earnings (Loss) from Continuing Operations	-87.0	1,182.9	52.2	8.1	1,493.0
Net Results from Discontinued Operations	-4,334.4	0.0	-47.2	-4,414.5	0.0
Consolidated Net Earnings (Loss)	-4,421.4	1,182.9	5.0	-4,406.4	1,493.0
Margin %	-60.4%	16.4%	0.1%	-15.6%	5.3%
Earnings attributed to the controlling shareholders	-4,422.0	1,182.9	7.6	-4,407.7	1,493.0
Earnings attributed to the non-controlling shareholders	0.6	0.0	-2.7	1.3	0.0
Outstanding Shares Thousand (ex-treasury)	842,766	1,640,028	8,427,662	842,766	1,640,028
Earnings per share (R$)	-5.2470	0.7212	0.0009	-5.2301	0.9104

Oi S.A. Consolidated

Balance Sheet - R$ million	Dec-14	Sep-14	Dec-13
TOTAL ASSETS	102,789	107,802	70,096
Current	49,287	28,454	17,929
Cash and cash equivalents	2,449	3,354	2,425
Financial investments	171	257	493
Derivatives	341	415	452
Accounts Receivable	7,450	9,238	7,097
Inventories	478	769	433
Recoverable Taxes	1,097	1,045	907
Other Taxes	1,054	1,174	1,474
Assets in Escrow	1,134	1,086	1,316
Held-for-sale Assets	33,926	6,533	242
Other Receivables	0	0	1,776
Other Current Assets	1,185	4,583	1,315
Non-Current Assets	53,502	79,348	52,167
Long Term	23,993	23,613	23,287
•Recoverable and Deferred Taxes	7,626	8,085	8,274
•Other Taxes	742	776	891
•Financial investments	111	194	99
•Assets in Escrow	12,260	12,148	11,051
•Derivatives	2,881	2,036	1,621
•Financial Assets Available for Sale	0	0	914
•Other	373	374	437
Investments	148	288	174
Property Plant and Equipment	25,670	35,919	24,786
Intagible Assets	3,691	19,528	3,919

Balance Sheet - R$ million	Dec-14	Sep-14	Dec-13
TOTAL LIABILITIES	102,789	107,802	70,096
Current	42,557	20,022	15,540
Suppliers	4,337	6,339	4,732
Loans and Financing	4,464	5,067	4,159
Financial Instruments	524	469	410
Payroll and Related Accruals	744	992	651
Provisions	1,059	1,524	1,224
Pension Fund Provision	130	113	184
Payable Taxes	477	439	432
Other Taxes	1,668	1,676	2,113
Dividends Payable	185	186	231
Liabilities associated to held-for-sale assets	27,178	648	0
Authorizations and Concessions Payable	676	634	457
Other Accounts Payable	1,116	1,934	948
Non-Current Liabilities	40,921	61,695	43,031
Loans and Financing	31,386	48,459	31,695
Financial Instruments	143	61	157
Payable and Deferred Taxes	0	1	0
Other Taxes	875	863	1,747
Contingency Provisions	4,073	3,735	4,393
Pension Fund Provision	347	3,822	459
Outstanding authorizations	686	693	1,027
Other Accounts Payable	3,411	4,063	3,553
Shareholders’ Equity	19,311	26,085	11,524
Controlling Interest	17,802	24,606	11,524
Minority Interest	1,509	1,479	0

Please note

The main tables in this Press Release will be available in Excel format in the “Financial Information / Quarterly Reports” section of the Company’s website (www.oi.com.br/ir).

Definitions of the terms used in the Press Release are available in the Glossary section of the Company’s website:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&conta=44&tipo=44334

Approval at the Shareholders’ Meeting of Oi of the Terms and Conditions of the Exchange and Call Option Agreements

On March 26, 2015, Oi hereby informed its shareholders and the market in general that, at the Extraordinary Shareholders’ Meeting held on this date, the terms and conditions of the exchange and call option agreements entered into between Oi, Portugal Telecom International Finance B.V., PT Portugal, SGPS, S.A., Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (“PT SGPS”) on September 8, 2014 were approved by 98.91% of the valid votes.

With the approval at the Company’s Extraordinary Shareholders’ Meeting, the condition set by the Board of the CVM for the granting of the waivers requested by the Company to carry out these transactions was fulfilled. Therefore, the condition precedent has been met for the conclusion of the exchange between Oi and PT SGPS, which is required to be completed by March 31, 2015.

For further information, please access the Material Fact: http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=211180

Corporate Restructuring - Preliminary Measures for the Listing of Shares on the Novo Mercado

On March 26, 2015, Oi in response to disclosures in media outlets about the contents of proposals presented by the management of Oi to TmarPart and its shareholders that are currently being evaluated, informed its shareholders and the market in general about the following.

As previously stated, Oi and TmarPart had proposed a transaction (the “Transaction”) that included a merger of the shares of Oi and TmarPart, and a merger of TmarPart with Portugal Telecom SGPS S.A. (“PT SGPS”). One of the objectives of the Transaction was to effectively transfer the outstanding Oi shares, and subsequently the shares of PT SGPS, to the Novo Mercado segment of the BM&F Bovespa S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&F Bovespa”), and for the resulting company to adopt the corporate governance practices prescribed for the Novo Mercado. With this objective in mind, it was expected that as part of the business combination, TmarPart, an existing company registered as a publicly held company with the CVM, would engage in an incorporação de ações (“Merger of Shares”) in which all of the Oi shares not owned by TmarPart would be exchanged for TmarPart shares and Oi would become a wholly-owned subsidiary of TmarPart, and that as a result of the business combination as a whole TmarPart would have a diverse shareholder base, without a single controlling shareholder, which would include the shareholders of Oi and PT SGPS.

Given that a large number of shareholders of Oi live in the United States of America and that American Depositary Shares (“ADSs”) representing Oi shares are listed on the New York Stock Exchange, under the U.S. Securities Act of 1933, TmarPart is required to register the shares that it will issue in the Merger of Shares with the U.S. Securities and Exchange Commission (the “SEC”) and the general shareholders’ meeting of Oi to consider the approval of the Merger of Shares cannot be held prior to the declaration by the SEC that the registration statement is effective.

The rules of the SEC require the registration statement to contain separate audited financial statements of the business contributed by PT SGPS to Oi on May 5, 2014 and that the auditor of those financial statements consent to the inclusion of its audit report on those financial statements. TmarPart and Oi have had many conversations with PT SGPS’ former auditors, who have informed TmarPart and Oi that at this time they do not intend to consent to the inclusion of their audit report on the financial statements of the acquired business in the registration statement.

As of the date of this Material Fact, therefore, it is not possible for TmarPart to fulfill all the requirements for the registration statement necessary to register its shares with the SEC, and to pursue the Merger of Shares.

TmarPart and Oi have reviewed alternative transaction structures that would permit the objectives of the business combination to be achieved without the consent of the former auditor of PT SGPS consenting to the inclusion of its audit report in a registration statement filed with the SEC, all of which have turned out to be impractical.

Notwithstanding the impracticability of completing the Merger of Shares, which is impeding the migration of Oi’s shareholder base to the Novo Mercado, the managements of TmarPart and Oi remain committed to meeting the goals of effectively transferring the listing of Oi’s shares to the Novo Mercado, adopting the corporate governance practices prescribed for the Novo Mercado, and having a diverse shareholder base, without a single controlling shareholder, which would include the shareholders of Oi and PT SGPS.

Oi’s management has evaluated and suggested to TmarPart and its shareholders certain temporary share structures to be adopted prior to the listing of shares on the Novo Mercado which would allow, among other things, (i) providing the shareholders of Oi various rights to which the shareholders would be entitled if their shares were listed on the Novo Mercado prior to the actual transfer of the listing to the Novo Mercado; (ii) adopting higher standards of corporate governance, including electing the slate of directors for TmarPart as the board of directors of Oi; (iii) the diversification of the shareholder base of Oi, which would no longer have a controlling shareholder; (iv) terminating the current shareholders’ agreements applicable to both TmarPart and Oi; and (v) merging the controlling companies of Oi and TmarPart in a manner which will simplify the capital structure of Oi and allow it to benefit of the resulting financial synergies.

As disclosed in various media outlets, one of the proposed temporary share structures recommended by Oi’s management is the voluntary conversion of Oi’s preferred shares into ordinary shares (at the option of the holders of preferred shares), respecting the exchange ratio of 0.9211 common shares for each preferred share of Oi.

Nonetheless, it is impossible to guarantee that this structure will be accepted by TmarPart and its shareholders, nor when it will be approved or submitted to Oi’s shareholders.

Additionally, in the event that any of the temporary share structures under consideration are approved by the relevant corporate bodies, the implementation of such share structures will be subject to applicable regulatory and corporate approval.

For further information, please access the Material Fact: http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=209448

Approval by the General Meeting of PT SGPS of the Sale of Shares of PT Portugal to Altice

On January 22, 2015, Oi informed its shareholders and the market in general that on this date, the general meeting of shareholders of Portugal Telecom SGPS S.A. (“PT SGPS”) approved the sale by Oi of all of the shares of PT Portugal SGPS S.A. (“PT Portugal”) to Altice Portugal S.A. (“Altice PT”), on the terms and conditions of the Share Purchase Agreement entered into between the Company, Altice PT and Altice S.A. on December 9, 2014. Thus, the condition precedent to the effectiveness of the Share Purchase Agreement has been satisfied.

The sale of the shares of PT Portugal remains subject (i) to the completion of the corporate restructuring actions in order to delineate the operations to be transferred as well as to separate PT Portugal’s investments which will not be included in the sale, including investments held by PT Portugal in Rio Forte Investments S.A. (which are the subject of the share exchange agreement with PT SGPS under which this investment will be exchanged for shares issued by Oi, which is still subject to approval by the CVM), and (ii) to obtaining the competitive and regulatory authorizations necessary, in accordance with applicable law.

For further information, please access the Material Fact: http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=207903

Share Purchase Agreement of the Sale of PT Portugal to Altice S.A.

On December 9, 2014, Oi informed its shareholders and the market in general that, on this date, Oi and Altice Portugal S.A. (“Altice PT”), a wholly-owned subsidiary of Altice S.A. (and together with Altice PT, “Altice”) have executed a share purchase agreement by which Oi shall sell all of the shares of PT Portugal SPGS S.A. (“PT Portugal”) to Altice PT. The sale substantially involves PT Portugal’s operations in Portugal and Hungary.

In addition, the closing of this sale will be conditioned on, among other matters, obtaining the required regulatory and antitrust approvals, in accordance with applicable law.

For further information, please access the Material Fact: http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43101&conta=44&id=206743

Resolutions of the Debenture Holders General Meetings (AGDs)

On February 12, 2015, the general meeting of debenture holders (the “Debenture Holders”) of the 9th Issuance of Debentures (the “General Meeting of Debenture Holders” and the “9th Issuance”, respectively) ratified the authorization for the completion of the sale of the shares of PT Portugal to Altice, including the execution of corporate restructuring necessary for implementation of such sale.

On the same date, the General Meeting of Debenture Holders of 5th and 9th Issuance approved: (i) the authorization to complete the corporate restructuring, through the merger of shares of the Company by Telemar Participações S.A. that results in the increase in the level of the Company’s corporate governance on the BM&F Bovespa S.A; and (ii) the temporary waiver for the calculation (“ratios”) of financial covenants (“covenants”), during the four quarters of 2015, arising from the maximum leverage obtained by dividing the Total Gross Debt of the Company by the Company’s EBITDA, which shall be less than or equal to 4.50 times, except in the hypotheses before or after the actual transfer of PT Portugal’s shares to Altice and the payment of the price to the Company in which the debt of PT Portugal and its subsidiaries may be included in the calculation of Total Gross Debt, which should be equal to or lower than 6.0 times, calculated pursuant to the Company’s quarterly financial information and annual financial statements for fiscal year 2015.

For further information, please access the Material Fact:

http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=208864

http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=208865

Cancellation of the Shareholder Compensation Policy

On January 29, 2015, Oi informed its shareholders and the market that the Board of Directors has approved the cancellation of the Shareholder Compensation policy for the fiscal years 2013-2016, that was previously disclosed in the Material Fact dated August 13, 2013, therefore remaining subject only to the provisions of Law No. 6,404/76 and the Company’s by-laws.

For further information, please access the Material Fact:

http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=208065

Effectiveness of Chief Executive Officer of Oi S.A

On January 21, 2015, Oi announced it shareholders and the market in general that the Board of Directors confirmed the effectiveness of Mr. Bayard De Paoli Gontijo’s appointment as Chief Executive Officer of the Company, cumulating today the positions of Chief Financial Officer and Investor Relations Officer.

For further information, please access the Notice do the Market:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=207853

Conclusion of the Transfer of Society Which Holds 1,641 Mobile Towers

Oi S.A. (“Oi” or the “Company”) in conformity with the Material Fact disclosed by the Company on June 25, 2014, informed its shareholders and the market in general that on December 1, 2014, it concluded, through its subsidiaries Telemar Norte Leste S.A. (“Telemar”) and BRT Serviços de Internet S.A. (“BRTSI”, and together with Telemar, the “Sellers”) the transfer to SBA Torres Brasil, Limitada (the “Buyer”) of shares representing 100% of the capital stock of a company controlled by the Sellers that owns 1,641 mobile telecommunications towers (the “Transaction”), in exchange for the aggregate amount of R$1,172,493,238.00.

For further information, please access the Notice do the Market:

http://www.mzweb.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43100&conta=44&id=206499

EBITDA Guidance for 2015

On January 6, 2015, Oi informed its shareholders and the market in general guidance for the EBITDA that Oi expects that its operations in Brazil will achieve in 2015, based on assumptions that the Company believes are reasonable, which are subject to various factors, many of which neither are nor will be under the Company’s control:

Indicator	2015
Routine EBITDA* of Brazilian operations (in R$ billion)	Between 7.0 and 7.4

* Routine EBITDA excludes one-off gains and losses that cannot be predicted, such as asset disposals.

We calculated the guidance mentioned above using the following macroeconomic assumptions:

• Brazil GDP: 0.55% in 2015

• Inflation rate (IPCA): 6.5% in 2015

It is important to note that this guidance does not represent guidance with respect to the EBITDA expected to be achieved in 2015 by Oi on a consolidated basis. As announced in the Material Facts dated December 8 and 9, 2014, Oi has entered into a definitive agreement to sell its operating assets in Portugal and in Hungary. This sale is subject to a variety of conditions and Oi cannot provide guidance regarding when this disposition will close, if at all. As a result, Oi is unable to provide guidance with respect to the EBITDA that its operations in Portugal and Hungary will achieve in 2015 or the EBITDA that Oi will achieve on a consolidated basis in 2015.

For further information, please access the Material Fact:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=207383

New Appointment for Board of Directors of CorpCo

On November 28, 2014, Oi communicated their shareholders and the market in general that they learned of a statement by Andrade Gutierrez, with the information transcribed below:

“In line with the model that it has always advocated, the independence of the new company’s Governance, AG decided to ask international market experts to indicate a professional with unquestionable attributes to be part, as a member, of the future Board of Directors of CORPCO.

Thus, after being invited and accepting it, Robin Bienenstock will assume this honorable position. An expert in the telecommunications industry, Robin Bienenstock, who has dual nationality (British and Canadian), has a degree in Politics, Philosophy and Economics from Oxford University, an MA in Economics from Bocconi University, Milan and in International Relations from the University of Toronto.

Currently, Bienenstock is a partner of Gladwyne Partners, the advisor to Marlin Sams Investment Fund. Prior to joining Gladwyne Partners, Robin was a senior research analyst at Sanford C. Bernstein for seven years, where she led the European and Latin American telecommunications teams.

Robin, who has topped the Extel and Institutional Investor rankings as the best European Telecommunications Analyst, was also an Associate Principal at McKinsey & Co in the telecommunications, retail and financial customers sectors. Robin began her career at the SG Warburg and later worked for the Administration of Mostar European Union during the war of Bosnia-Herzegovina, where she managed a revolving loan fund for small and medium companies.”

For further information, please access the Notice to the Market:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=206474

Share Reverse Split

On November 18, 2014, Oi informed its shareholders and the market in general related to the reverse split of all common and preferred shares of Oi approved at the Company’s Extraordinary Shareholder’s Meeting held on November 18, 2014.

For further information, please access:

http://ri.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=207154

Corporate Reorganization of the Oi Internet Group

On February 2, 2015, as part of the corporate and asset reorganization process of the Oi’s direct or indirect subsidiaries, Extraordinary Shareholders’ Meetings were held to decide on the mergers of the following companies with and into Oi Internet:

•          Merger of BrT Internet S.A. Service (“BrTI”) and its liquidation; and

•          Merger of Telemar Internet Ltda (“TBS”), and its liquidation.

The combination of BrTI and TBS operations with Oi Internet S.A, through the consolidation of the activities carried out by these companies will generate considerable administrative and economic benefits, through cost cuts and the generation of synergy gains.

Non-current Assets Held for Sale and Discontinued Operations

Non-current assets are classified as assets held for sale when their carrying amount is recoverable, principally through a sale, and when such sale is highly probable. These assets are stated at the lower of their carrying amount and their fair value less costs to sell. Any impairment loss on a group of assets held for sale is initially allocated to goodwill and, then, to the remaining assets and liabilities on a pro rata basis.

Once they are classified as held for sale, intangible assets and property, plant and equipment items are no longer amortized or depreciated, and any investment measured under the equity method is no longer subject to the application of this method.

A discontinuing operation is a component of an entity or a business unit that can be clearly distinguished operationally from the rest of the Company. The classification of a discontinuing operation is made when the operation is sold or meets the criteria to be classified as held for sale. As at December 31, 2014, the Company classified as discontinued operation its businesses in Portugal held by PT Portugal and that are committed for sale to Altice, and classified its investments in the African businesses as held for sale.

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

				TmarPart
	Capital	Treasury	TmarPart	Shareholders (2)	PT SGPS	Free-Float
Common	286,155,319	8,425,068	29,054,978	20,222,585	104,580,393	123,872,295
Preferred	572,316,691	7,280,806	1,828,991	67,728,758	172,025,273	323,452,863
Total	858,472,010	15,705,874	30,883,969	87,951,343	276,605,666	447,325,158

Note: (1) Shareholding position as of December 31, 2014.

(2) AG Telecom, Andrade Gutierrez, BNDES, Bratel, Funcef, La Fonte Telecom, LF TEL, Petros and Previ.

4Q14 Investor Relations	www.oi.com.br/ir
Conference Call Details

Portuguese

Date:	Friday, March 27, 2015
11:00 a.m. (Brasília) / 10:00 a.m. (NY) / 2:00 p.m. (Portugal / UK)

Access:	Phone: +55 (11) 3127-4971
+55 (11) 3728-5971

Code: Oi

Replay: +55 (11) 3127-4999
Available until 04/02/2015
Code: 60731275

Webcast:	Click here

English

Date:	Friday, March 27, 2015
09:00 a.m. (Brasília) / 08:00 a.m. (NY) / 12:00 p.m. (Portugal / UK)

Access:	Phone: 1-877-879-1183 (USA)
1-412-902-6703 (other countries)

Code: Oi

Replay: 1-877-344-7529 (USA)
1-412-317-0088 (other countries)
Available until 04/02/2015
Code: 10060254

Webcast:	Click here

4Q14 Investor Relations	www.oi.com.br/ir
Disclaimer

This report includes consolidated financial and operating data for Oi S.A. and its direct and indirect subsidiaries as of December 31, 2014. In compliance with CVM instructions, the data are presented in accordance with international financial reporting standards (IFRS).

On May 5, 2014, Oi S.A. (“Oi”) acquired PT Portugal and since then have been fully consolidating its results, assets and liabilities. Following the SPA (Share Purchase Agreement) settled in December 2014 between Oi and Altice S.A. for the sale of Portuguese businesses and the board decision regarding the sale of other international assets of PT Portugal (Africa and Timor), Portuguese and international businesses of PT Portugal are being presented on December 2014 financial statements as discontinued operations (mandatory accounting treatment under IFRS rules for businesses up to its effective sale).

Consolidated income statements for the year ended on December 31, 2014: (1) fully consolidates the results of Brazilian operations for 2014 and African and Timor businesses since May 5. The company understands that after May 5 it has no significant influence over Unitel and in accordance with accounting rules has measured this investment at fair value; (2) includes the results of Portuguese business since May 5 presented on a single line of Income Statement, “Discontinued Operations”. Consolidated balance sheet as of December 31, 2014 includes PT Portugal’s assets and liabilities presented under a single caption.

In order to provide a clearer understanding of the Company’s performance, we have prepared pro-forma consolidated figures for operational indicators, revenues, costs and expenses (EBITDA),depreciation/amortization and investments.

Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements. Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Oi — Investor Relations
Marcelo Ferreira	55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Cristiano Grangeiro	55 (21) 3131-1629	cristiano.grangeiro@oi.net.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.